Exhibit 99.5

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three Months Ended 30 June 2024

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 June 2024	31 March 2024
Assets
Current assets:
Cash and cash equivalents	$360.1	$365.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	18.2	45.8
Restricted short-term investments - Asbestos	185.5	178.4
Accounts and other receivables, net	366.0	366.1
Inventories	369.0	337.8
Prepaid expenses and other current assets	75.3	68.2
Assets held for sale	57.3	55.4
Insurance receivable - Asbestos	5.2	5.1
Workers’ compensation - Asbestos	1.6	1.6
Total current assets	1,443.2	1,428.4
Property, plant and equipment, net	2,077.8	2,037.8
Operating lease right-of-use-assets	65.8	60.9
Goodwill	191.0	192.6
Intangible assets, net	146.9	149.2
Insurance receivable - Asbestos	25.5	26.4
Workers’ compensation - Asbestos	13.9	13.6
Deferred income taxes	653.9	690.4
Deferred income taxes - Asbestos	290.1	294.0
Other assets	19.9	19.3
Total assets	$4,928.0	$4,912.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$445.3	$463.3
Accrued payroll and employee benefits	87.8	143.3
Operating lease liabilities	20.3	19.0
Long-term debt, current portion	7.5	7.5
Accrued product warranties	6.8	7.3
Income taxes payable	35.0	13.0
Asbestos liability	118.7	116.7
Workers’ compensation - Asbestos	1.6	1.6
Other liabilities	22.3	26.0
Total current liabilities	745.3	797.7
Long-term debt	1,110.2	1,115.1
Deferred income taxes	110.3	107.5
Operating lease liabilities	62.4	59.4
Accrued product warranties	28.3	28.9
Asbestos liability	861.4	873.0
Workers’ compensation - Asbestos	13.9	13.6
Other liabilities	59.2	58.5
Total liabilities	2,991.0	3,053.7
Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 431,413,515 shares issued and outstanding at 30 June 2024 and 433,784,634 shares issued and outstanding at 31 March 2024	223.2	224.7
Additional paid-in capital	259.4	256.5
Retained earnings	1,529.2	1,446.0
Accumulated other comprehensive loss	(74.8)	(68.3)
Total shareholders’ equity	1,937.0	1,858.9
Total liabilities and shareholders’ equity	$4,928.0	$4,912.6
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 30 June
(Millions of US dollars, except per share data)	2024	2023
Net sales	$991.9	$954.3
Cost of goods sold	595.0	580.9
Gross profit	396.9	373.4
Selling, general and administrative expenses	149.8	128.9
Research and development expenses	11.8	10.7
Asbestos adjustments	(0.1)	(0.1)
Operating income	235.4	233.9
Interest, net	1.7	5.8
Other income, net	(0.2)	(0.3)
Income before income taxes	233.9	228.4
Income tax expense	78.6	70.6
Net income	$155.3	$157.8
Income per share:
Basic	$0.36	$0.36
Diluted	$0.36	$0.36
Weighted average common shares outstanding (Millions):
Basic	433.1	441.8
Diluted	434.5	442.8
Comprehensive income, net of tax:
Net income	$155.3	$157.8
Currency translation adjustments	(6.4)	(7.0)
Cash flow hedges	(0.1)	—
Comprehensive income	$148.8	$150.8
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended 30 June
(Millions of US dollars)	2024	2023
Cash Flows From Operating Activities
Net income	$155.3	$157.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49.8	44.9
Lease expense	8.0	6.2
Deferred income taxes	41.6	32.8
Stock-based compensation	4.3	6.1
Asbestos adjustments	(0.1)	(0.1)
Other, net	8.9	5.9
Changes in operating assets and liabilities:
Accounts and other receivables	(0.2)	(5.8)
Inventories	(31.4)	30.9
Operating lease assets and liabilities, net	(8.4)	(6.0)
Prepaid expenses and other assets	(7.9)	(7.9)
Insurance receivable - Asbestos	1.3	0.6
Accounts payable and accrued liabilities	19.5	26.7
Claims and handling costs paid - Asbestos	(26.7)	(33.6)
Income taxes payable	22.0	23.0
Other accrued liabilities	(50.9)	(29.2)
Net cash provided by operating activities	$185.1	$252.3
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(129.8)	$(125.6)
Capitalized interest	(6.2)	(3.8)
Purchase of restricted investments - Asbestos	(58.8)	(20.1)
Proceeds from restricted investments - Asbestos	55.0	—
Net cash used in investing activities	$(139.8)	$(149.5)
Cash Flows From Financing Activities
Shares repurchased	(75.0)	(49.0)
Repayments of term loan	(1.9)	—
Repayments of revolving credit facility	—	(80.0)
Proceeds from issuance of shares	—	0.1
Repayment of finance lease obligations	(0.3)	(0.3)
Taxes paid related to net share settlement of equity awards	(0.2)	—
Net cash used in financing activities	$(77.4)	$(129.2)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(0.4)	$(2.2)
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(32.5)	(28.6)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	415.8	185.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$383.3	$157.0
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$37.9	$18.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 30 June 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
Net income	—	—	155.3	—	—	155.3
Other comprehensive loss	—	—	—	—	(6.5)	(6.5)
Stock-based compensation	—	4.1	—	—	—	4.1
Issuance of ordinary shares	—	0.2			—	0.2
Shares repurchased	—	—	—	(75.0)	—	(75.0)
Shares cancelled	(1.5)	(1.4)	(72.1)	75.0	—	—
Balances as of 30 June 2024	$223.2	$259.4	$1,529.2	$—	$(74.8)	$1,937.0

	Three Months Ended 30 June 2023
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	157.8	—	—	157.8
Other comprehensive loss	—	—	—	—	(7.0)	(7.0)
Stock-based compensation	—	6.1	—	—	—	6.1
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Shares repurchased	—	—	—	(49.0)	—	(49.0)
Shares cancelled	(1.3)	(1.1)	(46.6)	49.0	—	—
Balances as of 30 June 2023	$228.7	$243.0	$1,308.0	$—	$(60.3)	$1,719.4
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2024 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the three months ended 30 June 2024, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2024.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Accounting Standards Issued But Not Yet Adopted
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280). The amendments in the standard were issued to improve the disclosures about an entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. These amendments are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-07 starting with the fiscal year ending 31 March 2025 and expects ASU 2023-07 to require additional disclosures in the notes to the condensed consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with the fiscal year ending 31 March 2026 and expects ASU 2023-09 to require additional disclosures in the notes to the condensed consolidated financial statements.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2024	2023
Basic common shares outstanding	433.1	441.8
Dilutive effect of stock awards	1.4	1.0
Diluted common shares outstanding	434.5	442.8
There were no potential common shares which would be considered anti-dilutive for the three months ended 30 June 2024 and 2023.
Potential common shares of 0.6 million and 0.5 million for the three months ended 30 June 2024 and 2023, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 June 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$729.3	$135.3	$21.2	$885.8
Fiber gypsum revenues	—	—	106.1	106.1
Total revenues	$729.3	$135.3	$127.3	$991.9

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Three Months Ended 30 June 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$694.8	$140.1	$21.0	$855.9
Fiber gypsum revenues	—	—	98.4	98.4
Total revenues	$694.8	$140.1	$119.4	$954.3
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 June	31 March
(Millions of US dollars)	2024	2024
Cash and cash equivalents	$360.1	$365.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	18.2	45.8
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$383.3	$415.8
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of Asbestos Injuries Compensation Fund (“AICF”).
4.  Inventories
Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2024	2024
Finished goods	$260.0	$235.4
Work-in-process	29.0	25.1
Raw materials and supplies	92.2	90.6
Provision for obsolete finished goods and raw materials	(12.2)	(13.3)
Total inventories	$369.0	$337.8

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

5.  Debt
The Company’s debt obligations are as follows:

	30 June	31 March
(Millions of US dollars)	2024	2024
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$427.5	$431.0
5.000% Senior notes due 2028	400.0	400.0
Term Loan	296.3	298.1
Unamortized debt issuance costs	(6.1)	(6.5)
Total debt	1,117.7	1,122.6
Less current portion	(7.5)	(7.5)
Total Long-term debt	$1,110.2	$1,115.1

Weighted average interest rate of total debt	5.1%	5.1%
Weighted average term of available total debt	2.9 years	3.2 years

Fair value of Senior unsecured notes (Level 1)	$801.5	$811.5
As of 30 June 2024, the Company had a total borrowing base capacity under its unsecured revolving credit facility of US$600.0 million with outstanding borrowings of nil, and US$6.8 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$593.2 million of available borrowing capacity under the revolving credit facility.
As of 30 June 2024, the Company was in compliance with all of its covenants contained in the senior unsecured notes, term loan and the unsecured revolving credit facility agreement.
6.  Asbestos
The following is a detailed rollforward of the Net Unfunded Amended and Restated Final Funding Agreement ("AFFA") liability, net of tax, for the three months ended 30 June 2024:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2024	$(989.7)	$31.5	$224.2	$1.5	$(732.5)	$294.0	$39.5	$(399.0)
Asbestos claims paid	26.4	—	(26.4)	—	—	—	—	—
AICF claims-handling costs incurred (paid)	0.3	—	(0.3)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.7)	—	(0.7)	—	—	(0.7)
Insurance recoveries	—	(1.3)	1.3	—	—	—	—	—
Movement in income taxes	—	—	—	—	—	(8.4)	(31.6)	(40.0)
Other movements	—	—	1.8	1.1	2.9	(0.6)	(0.1)	2.2
Effect of foreign exchange	(17.1)	0.5	3.8	—	(12.8)	5.1	0.5	(7.2)
Closing Balance - 30 June 2024	$(980.1)	$30.7	$203.7	$2.6	$(743.1)	$290.1	$8.3	$(444.7)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended		For the Years Ended 31 March
	30 June 2024	2024	2023	2022	2021	2020
Number of open claims at beginning of period	379	359	365	360	393	332
Number of new claims
Direct claims	114	410	403	411	392	449
Cross claims	37	154	152	144	153	208
Number of closed claims	164	544	561	550	578	596
Number of open claims at end of period	366	379	359	365	360	393
Average settlement amount per settled claim	A$319,000	A$289,000	A$303,000	A$314,000	A$248,000	A$277,000
Average settlement amount per case closed [1]	A$284,000	A$262,000	A$271,000	A$282,000	A$225,000	A$245,000

Average settlement amount per settled claim	US$210,000	US$190,000	US$208,000	US$232,000	US$178,000	US$189,000
Average settlement amount per case closed [1]	US$187,000	US$172,000	US$186,000	US$208,000	US$162,000	US$167,000
[1] The average settlement amount per case closed includes nil settlements.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
AICF Funding
During fiscal year 2025, the Company will contribute A$149.6 million to AICF, excluding interest, in quarterly installments. The first payment of A$37.4 million was made on 1 July 2024.
For the three months ended 30 June 2024, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 30 June 2024:

Date Invested	Maturity Date	Interest Rate	A$ Millions
April 2024	14 April 2025	5.12%	36.0
April 2024	7 April 2025	5.08%	54.0
January 2024	24 January 2025	5.20%	60.0
October 2023	16 October 2024	5.13%	70.0
July 2023	24 July 2024	5.34%	60.0
7.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.
There remains only one material outstanding New Zealand Weathertightness Claim, Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”), which was filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company anticipates the appellate court will issue its decision during calendar year 2024. As of 30 June 2024, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision. An adverse judgement on the Cridge matter could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022, through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and will defend the allegations vigorously. As of 30 June 2024, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years starting 1 April 2010 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. The Company believes its transfer pricing arrangements are compliant with the applicable tax legislation. As of 30 June 2024, the matter is ongoing and the Company has not recorded a reserve as we believe our tax position is more likely than not to be sustained. If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the additional amount of tax payable to be approximately A$110 million, excluding any consequential adjustments, interest charges or penalties the ATO may impose.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
8.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2024, the Company paid taxes, net of refunds, of US$4.0 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Deferred income taxes include net operating loss carry-forwards. At 30 June 2024, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$81.1 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2024, the Company recognized a tax deduction of US$27.8 million (A$42.3 million) for the current year relating to total contributions to AICF of US$702.4 million (A$845.2 million) incurred in tax years 2021 through 2024.
9.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2024	2023
Liability Awards	$(1.9)	$4.1
Equity Awards	4.3	6.1
Total stock-based compensation expense	$2.4	$10.2
As of 30 June 2024, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$30.6 million and will be recognized over an estimated weighted average amortization period of 1.7 years.
10. Capital Management
In November 2023, the Company announced a share buyback program to acquire up to US$250 million of its outstanding shares through October 2024. In June 2024, the Company announced a US$50 million increase to this share buyback program to acquire up to US$300 million of its outstanding shares.
For the quarter ended 30 June 2024, the Company repurchased 2.4 million shares for US$75.0 million at an average per share price of US$31.42, which leaves US$74.8 million remaining available for repurchase. All shares repurchased were subsequently cancelled by the Company and are no longer available for issuance.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

11.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand and the Philippines. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales
	Three Months Ended 30 June
(Millions of US dollars)	2024	2023
North America Fiber Cement	$729.3	$694.8
Asia Pacific Fiber Cement	135.3	140.1
Europe Building Products	127.3	119.4
Worldwide total	$991.9	$954.3

	Operating Income
	Three Months Ended 30 June
(Millions of US dollars)	2024	2023
North America Fiber Cement	$227.3	$217.6
Asia Pacific Fiber Cement	41.2	46.5
Europe Building Products	12.2	11.8
Research and Development	(9.5)	(8.3)
Segments total	271.2	267.6
General Corporate	(35.8)	(33.7)
Worldwide total	$235.4	$233.9

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Depreciation and Amortization
	Three Months Ended 30 June
(Millions of US dollars)	2024	2023
North America Fiber Cement	$36.1	$32.7
Asia Pacific Fiber Cement	4.8	4.1
Europe Building Products	7.5	7.0
General Corporate	0.7	0.5
Research and Development	0.7	0.6
Worldwide total	$49.8	$44.9

	Research and Development Expenses
	Three Months Ended 30 June
(Millions of US dollars)	2024	2023
North America Fiber Cement	$2.3	$2.0
Asia Pacific Fiber Cement	0.3	0.3
Europe Building Products	0.3	0.7
Research and Development	8.9	7.7
Worldwide total	$11.8	$10.7
12.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 30 June 2024:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2024	$0.2	$1.3	$(69.8)	$(68.3)
Other comprehensive loss	(0.1)	—	(6.4)	(6.5)
Balance at 30 June 2024	$0.1	$1.3	$(76.2)	$(74.8)
13.  Subsequent Event
On 12 August 2024, the Company approved the cessation of manufacturing activities in the Philippines and wind-down of commercial operations in the country. This decision was made to better focus the organization and accelerate its ability to profitably grow.
During the second quarter of FY2025, the Company expects to incur pre-tax charges of approximately US$58 million to US$70 million related to non-cash impairments and cash exit costs. These estimates are based on currently available information, and it is reasonably possible that the Company may incur costs in excess of the estimated amounts.